EXHIBIT 13.4

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on September 2, 2003

                        ME PORTFOLIO MANAGEMENT LIMITED,
                    as manager of the SMHL Global Fund No. 3
             -------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


          LEVEL 23, 360 COLLINS STREET, MELBOURNE, VIC 3000, AUSTRALIA
          ------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]           No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________________.

OTHER EVENTS

         On the Quarterly Payment Date falling on September 2, 2003, Perpetual Trustees Australia Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the SMHL Global Fund No. 3, by the undersigned, thereunto duly authorized.


                                  ME Portfolio Management Limited,
                                  as Manager for the SMHL Global Fund No.3,
                                  -----------------------------------------
                                  (Registrant)




Dated: September 15, 2003         By:   /S/  NICHOLAS VAMVAKAS
                                     ------------------------------------------
                                     Name:   Nicholas Vamvakas
                                     Title:  Director (Chief Financial Officer)

EXHIBIT INDEX

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EXHIBIT  DESCRIPTION
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  99.1   Noteholders Report for the Quarterly Payment Date on September 2, 2003

                                                                    EXHIBIT 99.1
                              SMHL GLOBAL FUND NO.3

For Distribution Date:  09/02/2003

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                                   BEGINNING
                                     PERIOD                                                                            ENDING
              ORIGINAL             INVESTMENT            PRINCIPAL           INTEREST              TOTAL               PERIOD
CLASS         BALANCE                AMOUNT             DISTRIBUTION       DISTRIBUTION         DISTRIBUTION       INVESTED AMOUNT
-----  --------------------   --------------------   ------------------  -----------------   ------------------   ------------------

A      USD 1,400,000,000.00   USD 1,064,777,968.46   USD 130,311,596.90   USD 4,091,648.88   USD 134,403,245.78   USD 934,466,371.56
B         AUD 33,700,000.00      AUD 33,700,000.00             AUD 0.00     AUD 295,084.59   AUD 295,084.59       AUD  33,700,000.00


            OUTSTANDING
             PRINCIPAL
              BALANCE
       --------------------
         USD 934,466,371.56
          AUD 33,700,000.00



--------------------------------------------------------------------------------
               BOND         CURRENT PASS
 CLASS        FACTOR       THROUGH RATES*
 -----      ------------   --------------

   A        $0.667475980       1.50000%      * Based on a LIBOR of:    1.28000%
   B        $1.000000000       5.32670%      * Based on a BBSW of:     4.77670%
--------------------------------------------------------------------------------



AMOUNTS PER $1,000 UNIT
--------------------------------------------------------------------------------
                                                                    ENDING
              PRINCIPAL       INTEREST            TOTAL             PERIOD
 CLASS      DISTRIBUTION    DISTRIBUTION       DISTRIBUTION         BALANCE
 -----   ----------------   --------------   --------------    ----------------
   A     USD  93.07971207   USD 3.84272496   USD 96.92243703   USD  667.47597969
   B     AUD    0.0000000    AUD 8.7562193   AUD   8.7562193   AUD 1,000.0000000
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
QUARTERLY
PRINCIPAL             SCHEDULED                                              INSURANCE
DISTRIBUTION          PRINCIPAL         PREPAYMENTS        LIQUIDATIONS       PROCEEDS             TOTAL
--------------   ----------------   ------------------   ---------------   ---------------   ------------------

Class A          USD 7,196,838.98   USD 123,114,757.92   USD        0.00   USD        0.00   USD 130,311,596.90
Per $1000 Unit   USD   5.14059927   USD    87.93911280   USD  0.00000000   USD  0.00000000   USD    93.07971207


Class B          AUD    0.0000000   AUD      0.0000000   AUD   0.0000000   AUD   0.0000000   AUD      0.0000000
Per $1000 Unit   AUD    0.0000000   AUD      0.0000000   AUD   0.0000000   AUD   0.0000000   AUD      0.0000000
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
COLLATERAL DISTRIBUTIONS                CURRENT PERIOD         SINCE INCEPTION       CURRENT PERIOD          SINCE INCEPTION
---------------------------------------------------------   --------------------   --------------------   --------------------

Beginning Collateral Balance         AUD 1,976,725,489.89   AUD 2,588,444,542.68   USD 1,083,245,568.46   USD 1,418,467,609.39
-Scheduled Principal Payments               13,132,917.84          44,171,288.59           7,196,838.98          24,205,866.14
-Unscheduled Principal Payments            280,026,535.01         896,230,469.14         153,454,541.19         491,134,297.09
+Principal Redraws                          55,364,568.00          90,887,820.09          30,339,783.26          49,806,525.41
-Insurance Proceeds                                  0.00                   0.00                   0.00                   0.00
-Liquidation Proceeds                                0.00                   0.00                   0.00                   0.00
-Realized Losses from Liquidations                   0.00                   0.00                   0.00                   0.00
------------------------------------------------------------------------------------------------------------------------------

Ending Collateral Balance            AUD 1,738,930,605.04   AUD 1,738,930,605.04     USD 952,933,971.56     USD 952,933,971.56
---------------------------------------------------------------------------------------------------------------------------------

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Outstanding Mortgage Information                 Period           Since Inception             Period            Since Inception
--------------------------------          --------------------  ---------------------   ------------------   --------------------

Outstanding Principal Balance - Fixed
  rate housing loans                      AUD   229,054,042.42   AUD   316,985,272.56   USD 125,521,615.25   USD   173,707,929.36
Outstanding Principal Balance - Varible
  rate housing loans                      AUD 1,509,876,562.62   AUD 2,271,459,270.12   USD 827,412,356.32   USD 1,244,759,680.03

---------------------------------------------------------------------------------------------------------------------------------
Total Outstanding Principal Balance       AUD 1,738,930,605.04   AUD 2,588,444,542.68   USD 952,933,971.56   USD 1,418,467,609.39
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QUARTERLY INTEREST COLLECTIONS WATERFALL                                     AUD                             USD
----------------------------------------------------------------------------------------------------------------
INTEREST COLLECTIONS

Gross Interest Income Received from Mortgages                 AUD  28,901,952.64               USD 15,838,270.05
Payments from/(to) Fixed/Floating Swap Provider                      (362,071.78)                    (198,415.34)
Payments from/(to) Currency Swap Provider                         (17,679,644.24                  (9,688,445.04)
Interest Income received from Cash holdings                           902,568.40                      494,607.48
Principal Draws                                                             0.00                            0.00
Liquidity Facility Draws                                                    0.00                            0.00
----------------------------------------------------------------------------------------------------------------
Net proceeds available for Interest Waterfall                 AUD  11,762,805.02               USD  6,446,017.15
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DISTRIBUTION OF INTEREST COLLECTIONS

Trustee's fee and Expenses                                 AUD      3,707,930.51              USD   2,031,945.92
Interest Carryforward paid to A                                             0.00                            0.00
Current Interest due to A                                          25,146,156.79                   13,780,093.92
Payments from swap provider due to A                              (17,679,644.24)                  (9,688,445.04)
Interest Carryforward paid to Class B                                       0.00                            0.00
Current Interest due to Class B                                       295,084.59                      161,706.36
Other                                                                  11,526.64                        6,316.60
Deposit into Cash Collateral Account                                        0.00                            0.00
Reimbursement of Principal Draws                                            0.00                            0.00
----------------------------------------------------------------------------------------------------------------
Total Distribution of Interest Collections                 AUD     11,481,054.29              USD   6,291,617.75
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----------------------------------------------------------------------------------------------------------------
Outstanding Deferred Management Fees                              AUD 281,750.73                USD   154,399.40
----------------------------------------------------------------------------------------------------------------

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QUARTERLY PRINCIPAL COLLECTIONS WATERFALL             PERIOD            SINCE INCEPTION          PERIOD            SINCE INCEPTION
-----------------------------------------      -------------------    -------------------  ------------------    -------------------

PRINCIPAL COLLECTIONS
Principal Collections from outstanding
   mortgage loans                               AUD 293,159,452.85    AUD 940,401,757.73   USD 160,651,380.16    USD 515,340,163.24
Principal Redraws from outstanding
   mortgage loans                                   (55,364,568.00)       (90,887,820.09)      (30,339,783.26)       (49,806,525.41)
Recoveries from previously charged off
   mortgage loans                                             0.00                  0.00                 0.00                  0.00
Other                                                         0.00                  0.00                 0.00                  0.00
Less: Principal Draws for Interest Waterfall                  0.00                  0.00                 0.00                  0.00
Plus: Reimbursement of Principal
   Draws from Interest Waterfall                              0.00                  0.00                 0.00                  0.00
-----------------------------------------------------------------------------------------------------------------------------------
Net proceeds available for Principal Waterfall  AUD 237,794,884.85    AUD 849,513,937.64    USD 130,311,596.90   USD 465,533,637.83
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--------------------------------------------------------------------------------
OUTSTANDING SHORTFALLS AND CHARGEOFFS                       PERIOD        PERIOD
----------------------------------------------            --------      --------
Principal Draws for Interest Waterfall                    AUD 0.00      USD 0.00
Class A Interest Shortfall                                    0.00          0.00
Accrued Interest on Class A Interest Shortfall                0.00          0.00
Class B Interest Shortfall                                    0.00          0.00
Accrued Interest on Class B Interest Shortfall                0.00          0.00
Class A Charge Offs                                           0.00          0.00
Class A Carry Over Charge Offs                                0.00          0.00
Class B Charge Offs                                           0.00          0.00
Class B Carry Over Charge Offs                                0.00          0.00
Redraw Charge Offs                                            0.00          0.00
Redraw Carry Over Charge Offs                                 0.00          0.00
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                             SINCE                           SINCE
REALIZED LOSS INFORMATION                      PERIOD      INCEPTION          PERIOD       INCEPTION
-------------------------                     ---------    ---------         --------      ---------
Realized Loss on Class A Bonds before
   Mortgage insurance                          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds before
   Mortgage insurance                          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding
Facility before Mortgage insurance             AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
-----------------------------------------------------------------------------------------------------
Realized Loss on Class A Bonds after
   Mortgage insurance                          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds after
   Mortgage insurance                          AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding
Facility before Mortgage insurance             AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
-----------------------------------------------------------------------------------------------------


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CASH COLLATERAL ACCOUNT                                                  AUD                     USD
-----------------------                                    -----------------       -----------------

Beginning Cash Collateral Account Balance                  AUD 17,034,605.00       USD  9,334,963.54
+Interest Earned on Cash Collateral Account                       176,232.52               96,575.42
+Deposit from Interest Collections Waterfall                            0.00                    0.00
-Current Period's Cash Collateral Account Draws                         0.00                    0.00
-Current Period's Release to cash collateral provider           1,705,530.27               96,575.42
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Ending Cash Collateral Account Balance                     AUD 15,505,307.25        USD 9,334,963.54
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Required Cash Collateral Account Balance                   AUD 14,701,104.68        USD 8,056,205.37
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                                                        PERCENTAGE
DELINQUENCY INFORMATION                   # OF LOANS     OF POOL    LOAN BALANCE     % OF POOL
-----------------------------------------------------------------------------------------------------

31-60 Days                                     26          0.18%    4,404,936.43       0.25%

61-90 Days                                      6          0.04%      836,732.39       0.05%
90+ Days (excluding Loans in Foreclosures )     7          0.05%      922,212.27       0.05%

Loans in Foreclosure                            0          0.00%             --        0.00%
----------------------------------------------------------------------------------------------------
Total                                          39          0.27%    6,163,881.09       0.35%
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PREPAYMENT INFORMATION                     THREE MONTH CPR         LIFE
----------------------                     ---------------        ------
                                                 32.74%           35.37%
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